UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CORCEPT THERAPEUTICS INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

218352102
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
3000 Sand Hill Road, Building 1, Suite 230
Menlo Park, CA 94025
(650) 854-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Capital Partners, LLC

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	5,295,675[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	5,295,675[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,295,675[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	10.54%[3]

(14)	Type of reporting person (See Instructions)	OO

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 3,530,450 shares of Common Stock and warrants to purchase 1,765,225 shares of Common Stock.
[3]
The percentage was calculated based upon 50,238,389 shares of common stock, as follows: as of March 31, 2008, 48,473,164 shares of Common Stock were issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and 1,765,225 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	5,295,675[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	5,295,675[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,295,675[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	10.54%[3]

(14)	Type of reporting person (See Instructions)	PN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 3,530,450 shares of Common Stock and warrants to purchase 1,765,225 shares of Common Stock.
[3]
The percentage was calculated based upon 50,238,389 shares of common stock, as follows: as of March 31, 2008, 48,473,164 shares of Common Stock were issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and 1,765,225 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	5,295,675[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	5,295,675[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,295,675[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	10.54%[3]

(14)	Type of reporting person (See Instructions)	PN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 3,530,450 shares of Common Stock and warrants to purchase 1,765,225 shares of Common Stock.
[3]
The percentage was calculated based upon 50,238,389 shares of common stock, as follows: as of March 31, 2008, 48,473,164 shares of Common Stock were issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and 1,765,225 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Patrick G. Enright

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	5,295,675[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	5,295,675[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,295,675[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	10.54%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 3,530,450 shares of Common Stock and warrants to purchase 1,765,225 shares of Common Stock.
[3]
The percentage was calculated based upon 50,238,389 shares of common stock, as follows: as of March 31, 2008, 48,473,164 shares of Common Stock were issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and 1,765,225 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Juliet Tammenoms Bakker

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	5,295,675[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	5,295,675[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,295,675[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	10.54%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 3,530,450 shares of Common Stock and warrants to purchase 1,765,225 shares of Common Stock.
[3]
The percentage was calculated based upon 50,238,389 shares of common stock, as follows: as of March 31, 2008, 48,473,164 shares of Common Stock were issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and 1,765,225 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

Item 1.    Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The address of the principal offices of the Issuer is 149 Commonwealth Drive, Menlo Park, CA 94025.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and LVP and LCA’s sole general partner, Longitude Capital Partners, LLC (“Longitude Capital”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each reporting individual, a “Reporting Individual,” and each reporting entity or individual, a “Reporting Person”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.

(b)    The address of the principal offices of Longitude Capital, LVP and LCA and the business address of Patrick G. Enright and Juliet Tammenoms Bakker is 3000 Sand Hill Road, Building 1, Suite 230, Menlo Park, CA 94025.

(c)    Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each entity that is a Reporting Person is a venture capital investment entity. Patrick G. Enright is on the Board of Directors of the Issuer. The Reporting Individuals are each managing members of Longitude Capital, the general partner of LVP, the record holder of the securities.

(d)    During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons are nor, during the last five years, were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that any Reporting Person was in violation of such laws.

(f)    Longitude Capital is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Mr. Enright is a United States citizen and Ms. Tammenoms Bakker is a Dutch citizen.

Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of Longitude Capital.

To the best of the Reporting Persons’ knowledge none of the Reporting Persons’ directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On March 25, 2008, LVP used $10,000,000 of investment funds provided to LVP by its investors to acquire 3,530,450 shares of Common Stock, and warrants to purchase an additional 1,765,225 shares of Common Stock (the “Warrants”) pursuant to a Securities Purchase Agreement dated March 14, 2008 (the “Purchase Agreement”), between the Issuer and the purchasers listed on the Schedule of Purchasers attached thereto. The Purchase Agreement and the terms and conditions contained therein are more fully described in the Issuer’s Current Report on Form 8-K filed on March 20, 2008.

Item 4.    Purpose of Transaction.

The purpose of the acquisition of the Common Stock and the Warrants by the Reporting Persons is general investment purposes. In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    According to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, as of March 31, 2008, there were 48,473,164 shares of Common Stock issued and outstanding. LVP is the record holder of 3,530,450 shares of Common Stock and Warrants to purchase 1,765,225 shares of Common Stock, representing approximately 10.54% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP. LVP and LCA reallocate their holdings of securities among themselves and may be deemed to hold securities on an aggregated basis. Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. The Reporting Individuals are each managing members of Longitude Capital, and share the decision making power of Longitude Capital.

(b)    LVP, LCA and Longitude Capital have shared power to vote and dispose of 5,295,675 shares of Common Stock (giving effect to the shares of Common Stock underlying the Warrants). Patrick G. Enright and Juliet Tammenoms Bakker, managing members of Longitude Capital, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)    On March 25, 2008, LVP used $10,000,000 of investment funds provided to LVP by its investors to acquire 3,530,450 shares of Common Stock and Warrants to purchase 1,765,225 shares of Common Stock pursuant to the Purchase Agreement. Except as disclosed in this Statement, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock sold and issued on March 25, 2008 in connection with the Purchase Agreement have not been registered under the Securities At of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “Commission”) or an applicable exemption from the registration requirements. As part of the transaction, the Issuer has agreed to file one or more registration statements with the Commission for purposes of registering the resale of the shares of Common Stock, including the shares of Common Stock underlying the Warrants.

In accordance with the Purchase Agreement, the Issuer agreed to take all necessary acts to have one designee of LVP nominated for election to the Issuer’s Board of Directors, subject to compliance with relevant Nasdaq rules and regulations and subject to the approval of such nominee by the Nominating and Corporate Governance Committee of the Issuer’s Board of Directors. This obligation shall terminate if at any time LVP beneficially owns less than 5% of the Issuer’s issued and outstanding Common Stock (including shares of Common Stock issuable upon exercise of warrants), and in such case, the Board member nominated by LVP shall resign from the Board. In accordance with this obligation, the Company appointed Patrick G. Enright to the Board as of the closing of the offering set forth in the Purchase Agreement. The Issuer also agreed to maintain Directors’ and Officers’ liability insurance in an amount reasonably acceptable to LVP to the extent such coverage is available on terms that are commercially acceptable to the Issuer’s Board of Directors and consistent with industry practice.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed As Exhibits.

Exhibit A:
Securities Purchase Agreement dated as of March 14, 2008, by and among Corcept Therapeutics Incorporated and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.24 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007)

Exhibit B:
Registration Rights Agreement dated as of March 14, 2008, by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated herein by reference to Exhibit 10.25 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007)

Exhibit C:	Form of Warrant of Corcept Therapeutics Incorporated (incorporated herein by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 3, 2008

LONGITUDE VENTURE PARTNERS, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
	Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
	Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Name	Citizenship / Jurisdiction of Organization	Principal Occupation or Employment
Juliet Tammenoms Bakker	The Netherlands	Managing Director

Patrick G. Enright	United States	Managing Director

Marc-Henri Galletti	United States	Managing Director

Douglas Foster	United States	Principal

David Hirsch	United States	Principal

Elaine Erickson	United States	Chief Financial Officer

Jeffrey Gold	United States	Venture Partner

All of the executive officers and directors listed above are employees of Longitude Capital Management, LLC, located at 3000 Sand Hill Road, Building 1, Suite 230, Menlo Park, CA 94025.